UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 9, 2024

Diamond Offshore Drilling, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-13926	76-0321760
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

777 N. Eldridge Parkway, Suite 1100

Houston, Texas 77079

(Address of principal executive offices, including Zip Code)

(281) 492-5300

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	DO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On June 9, 2024, Diamond Offshore Drilling, Inc., a Delaware corporation (“Diamond Offshore”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Noble Corporation plc, a public limited company incorporated under the laws of England and Wales (“Noble”), Dolphin Merger Sub 1, Inc., a Delaware corporation and indirect wholly owned subsidiary of Noble (“Merger Sub 1”), and Dolphin Merger Sub 2, Inc., a Delaware corporation and indirect wholly owned subsidiary of Noble (“Merger Sub 2”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (1) Merger Sub 1 will merge with and into Diamond Offshore, with Diamond Offshore surviving as a wholly-owned indirect subsidiary of Noble (the “First Merger” and the effective time thereof, the “First Merger Effective Time”), and the subsequent merger of Diamond Offshore, as the surviving entity in the First Merger, with and into Merger Sub 2, with Merger Sub 2 surviving as an indirect wholly-owned subsidiary of Noble (the “Second Merger” and, together with the First Merger, the “Mergers” and the effective time thereof, the “Effective Time”), and (2) at the First Merger Effective Time, each outstanding share of common stock of Diamond Offshore (other than any Cancelled Shares and any Appraisal Shares (each as defined in the Merger Agreement)) will be converted into the right to receive the following consideration (collectively, the “Merger Consideration”): (i) $5.65 in cash, without interest, payable to the holders of Diamond Offshore common stock (the “Per Share Cash Consideration”), (ii) 0.2316 (the “Exchange Ratio”) ordinary shares of Noble and (iii) any cash in lieu of fractional ordinary shares of Noble.

The Merger Agreement also specifies the treatment of outstanding Diamond Offshore warrants and Diamond Offshore equity awards in connection with the Mergers, which shall be treated as follows:

•

At the First Merger Effective Time, each outstanding and unexercised warrant of Diamond Offshore will be assumed by Noble and for 90 days after the Effective Time will remain outstanding and during such 90-day period will be exercisable for the Merger Consideration to which the holders would have been entitled upon consummation of the First Merger, if the holders of the warrants of Diamond Offshore had exercised the warrants in full immediately prior to the First Merger Effective Time and acquired the applicable number of shares of Diamond Offshore common stock then issuable upon exercise of such warrants as a result of such exercise.

•

At the First Merger Effective Time, each outstanding restricted stock unit award of Diamond Offshore will be converted into the number of ordinary shares of Noble equal to the product of (1) the number of shares of Diamond Offshore common stock subject to such restricted stock unit award immediately prior to the First Merger Effective Time and (2) the Equity Award Exchange Ratio (as defined below); provided, however, that any resulting fractional ordinary shares of Noble will be exchanged for cash. The “Equity Award Exchange Ratio” will be equal to the sum of (a) the Exchange Ratio plus (b) the quotient of (x) the Per Share Cash Consideration, divided by (y) the closing price on the New York Stock Exchange (“NYSE”) for an ordinary share of Noble on the last trading day immediately preceding the Effective Time.

•

At the Effective Time, each performance-vesting restricted stock unit award of Diamond Offshore will vest and be converted into the right to acquire the product of (1) the number of shares of Diamond Offshore common stock subject to the restricted stock unit awards of Diamond Offshore immediately prior to the Effective Time reflecting achievement of the applicable performance metrics at the greater of (i) the performance level determined in accordance with the performance criteria as otherwise provided in the applicable award agreement, and (ii) the target performance level under the terms of the Company Equity Plan (as defined in the Merger Agreement) and the applicable award agreement multiplied by and (2) the Equity Award Exchange Ratio; provided that any resulting fractional ordinary shares of Noble will rounded to the nearest whole share, subject to certain adjustments for performance-vesting restricted stock unit awards granted after the date of the Merger Agreement.

The board of directors of Diamond Offshore has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the First Merger, are fair to, and in the best interests of, Diamond Offshore and the holders of Diamond Offshore’s common stock, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the First Merger, and (3) resolved to recommend that the Diamond Offshore stockholders approve and adopt the Merger Agreement.

The completion of the Mergers is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approvals from Diamond Offshore stockholders, (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (3) certain other antitrust approvals having been obtained, (4) the absence of any governmental order or law that makes consummation of the Mergers illegal or otherwise prohibited, (5) the effectiveness of the registration statement on Form S-4 to be filed by Noble pursuant to which the ordinary shares of Noble to be issued in connection with the Mergers are registered with the Securities and Exchange Commission (the “SEC”), and (6) the authorization for listing of ordinary shares of Noble to be issued and reserved for issuance in connection with the Mergers on the NYSE. The obligation of each party to consummate the Mergers is also conditioned upon (1) the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), (2) the other party having performed in all material respects its obligations under the Merger Agreement, (3) the absence of a material adverse effect on the other party and (4) the receipt of an officer’s certificate from the other party to such effect.

The Merger Agreement contains customary representations and warranties of Diamond Offshore and Noble relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Diamond Offshore and Noble, including, subject to certain exceptions, covenants relating to conducting their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain actions without the other party’s consent. Diamond Offshore and Noble also agreed to use their respective reasonable best efforts to cause the Mergers to be consummated, to obtain expiration or termination of the waiting period under the HSR Act and to obtain certain other antitrust approvals, subject to certain limitations set forth in the Merger Agreement.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Diamond Offshore will be subject to certain restrictions on its ability to solicit alternative transaction proposals from third parties and to engage in discussions with third parties regarding alternative transaction proposals, subject to customary exceptions. Diamond Offshore is required to call a meeting of its stockholders to approve the Merger Agreement and the other transactions contemplated thereby and, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement and the other transactions contemplated thereby.

The Merger Agreement contains customary termination rights for each of Diamond Offshore and Noble, including, among others, if the consummation of the Mergers do not occur on or before June 9, 2025 (subject to two potential extensions to December 9, 2025 and June 9, 2026 if the required regulatory approvals have not been received but all other conditions to closing have been satisfied or waived (except for those conditions that by their nature are to be satisfied at closing)) (such date, as may be extended pursuant to the Merger Agreement, the “end date”). Additionally, the Merger Agreement permits Diamond Offshore, subject to compliance with certain requirements and payment of a termination fee (described below), to terminate the Merger Agreement to enter into a definitive agreement for a superior alternative transaction proposal than the Mergers.

In the event that (a) the Merger Agreement is terminated in connection with (x) a failure to close the Mergers by the end date, (y) a failure of Diamond Offshore’s stockholders to approve the Mergers or (z) a breach by Diamond Offshore of its representations, warranties and covenants that results in the failure of the applicable closing conditions relating thereto, (b) a Company Alternative Proposal (as defined in the Merger Agreement) is publicly disclosed or announced prior to the Diamond Offshore stockholder meeting and (c) within 12 months of such termination, any transaction constituting a Company Alternative Proposal is consummated or an agreement providing for any Company Alternative Proposal is executed; then Diamond Offshore shall pay Noble a termination fee of $60,000,000. In the event that (1) Diamond Offshore terminates the Merger Agreement to enter into a definitive agreement for a superior alternative transaction proposal than the Mergers; (2) Noble terminates the

Merger Agreement in the event of a change of recommendation by the Diamond Offshore board of directors; or (3) the Merger Agreement is terminated by Diamond Offshore or Noble in the event of a failure of Diamond Offshore’s stockholders to approve the Mergers; then Diamond Offshore shall pay Noble a termination fee of $60,000,000 in the case of clauses (1) and (2), and $16,500,000 in the case of clause (3). In no event will Noble be entitled to receive more than one termination fee.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Diamond Offshore. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Diamond Offshore’s public disclosures.

Item 7.01.	Regulation FD Disclosure.

On June 10, 2024, Diamond Offshore and Noble issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

On June 10, 2024, in connection with the announcement of the Merger Agreement, Diamond Offshore and Noble held a conference call. The transcript of such conference call will be filed with the SEC and available to investors. Additionally, a presentation (the “Investor Presentation”) referenced during such call is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

The information furnished pursuant to Item 7.01 and the press release and Investor Presentation attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated as of June 9, 2024, among Diamond Offshore Drilling, Inc., Noble Corporation plc, Dolphin Merger Sub 1, Inc. and Dolphin Merger Sub 2, Inc.

99.1	Joint press release, dated June 10, 2024, issued by Diamond Offshore Drilling, Inc. and Noble Corporation plc.

99.2	Investor Presentation.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Diamond Offshore and Noble expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “strive,” “allow,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Diamond Offshore and Noble pursuant to the Merger Agreement (the “Transaction”), pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Diamond Offshore may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Diamond Offshore’s common stock or Noble’s ordinary shares, the risk that the Transaction and its announcement could have an adverse effect on the ability of Diamond Offshore and Noble to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Diamond Offshore’s and Noble’s control, including those detailed in Diamond Offshore’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investor.diamondoffshore.com and on the SEC’s website at http://www.sec.gov, and those detailed in Noble’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.investors.noblecorp.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Diamond Offshore and Noble believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Diamond Offshore and Noble undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication relates to the Transaction between Diamond Offshore and Noble. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Important Additional Information

In connection with the Transaction, Noble expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Diamond Offshore and a prospectus of Noble (the “Proxy Statement/Prospectus”). The Transaction will be submitted to Diamond Offshore’s stockholders for their consideration. Diamond Offshore and Noble may also file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be sent to the stockholders of Diamond Offshore. This document is not a substitute for the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC or any other documents that Diamond Offshore and Noble may file with the SEC or send to stockholders of Diamond Offshore and shareholders of Noble in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF DIAMOND OFFSHORE AND NOBLE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIAMOND OFFSHORE AND NOBLE, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and all other documents filed or that will be filed with the SEC by Diamond Offshore and Noble through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Diamond Offshore will be made available free of charge on Diamond Offshore’s website at https://investor.diamondoffshore.com under the “Investor Relations” tab or by directing a request to Investor Relations, Diamond Offshore Drilling, Inc., 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, Tel. No. (281) 647-4035. Copies of documents filed with the SEC by Noble will be made available free of charge on Noble’s website at https://www.investors.noblecorp.com, under the “Investors” tab, or by directing a request to Investor Relations, Noble Corporation plc, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas, 77478 , Tel. No. (713) 239-6507.

Participants in the Solicitation

Diamond Offshore, Noble and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information about the directors and executive officers of Diamond Offshore is set forth in Diamond Offshore’s proxy statement for its 2024 annual meeting, including under the headings “Election of Directors (Proposal No. 1),” “Compensation Discussion and Analysis,” “Executive Compensation,” and “Stock Ownership of Management and Directors,” which was filed with the SEC on March 28, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000119312524080696/d882683ddef14a.htm, (ii) Diamond Offshores’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 28, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000095017024022282/do-20231231.htm and (iii)

subsequent statements of changes in beneficial ownership on file with the SEC.

Information about the directors and executive officers of Noble is set forth in (i) Noble’s proxy statement for its 2024 annual meeting, including under the headings “Resolutions 1, 2 ,3, 4 ,5 ,6, 7 & 8” and “Compensation Discussion and Analysis,” which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1895262/000119312524091850/d807356ddef14a.htm, (ii) Noble’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 23, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1895262/000162828024006622/ne-20231231.htm, (iii) Noble’s Current Report on Form 8-K filed with the SEC on March 15, 2024 and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000119312524068298/
d810669d8k.htm and (iv) subsequent statements of changes in beneficial ownership on file with the SEC.

Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Stockholders of Diamond Offshore and shareholders of Noble, potential investors and other readers should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMOND OFFSHORE DRILLING, INC.

/s/ David L. Roland
Name:	David L. Roland
Title:	Senior Vice President, General Counsel and Secretary

June 10, 2024